UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE HK$0.10 PER SHARE
-------------------------------------------------------------------------------
                         (Title of class of securities)


                                   763991-02-3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               JOHN W. CAMPO, JR.
                       MANAGING DIRECTOR & GENERAL COUNSEL
                        GE CAPITAL EQUITY HOLDINGS, INC.
                                  201 MERRITT 7
                                NORWALK, CT 06851
                                 (203) 229-5062

                                 with a copy to:

                               JOSEPH T. VERDESCA
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 26, 2007
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 2 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE Pacific-1 Holdings, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 20-8691969
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695

-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 3 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE Pacific-2 Holdings, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-8691766
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 4 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE Pacific-3 Holdings, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-8785927
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 5 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE International Holdings Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 87-0792745
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695

-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 6 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE CFE Luxembourg S. a r.l.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20022406249
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  OO

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Luxembourg

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695

-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 7 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE CFE Luxembourg Holdings L.L.C.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5665561
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695

-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 8 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE Capital CFE, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 06-1471032
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695

-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 9 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       GE Capital Equity Holdings, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 06-1448607
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  OO

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695

-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 10 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       General Electric Capital Corporation
         PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-1500700
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  OO

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          0
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        291,174,695
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     0
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   291,174,695

-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         291,174,695

-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  74.4%

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 11 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON     General Electric Capital Services, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 06-1109503
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          Disclaimed (See 11 below)
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        Disclaimed (See 11 below)
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     Disclaimed (See 11 below)
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   Disclaimed (See 11 below)

-----------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable (See 11 above)

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 12 of 18 Pages
---------------------------------            --------------------------------

-----------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON       General Electric Company

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 14-0689340
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
         (see instructions)                                          (b) [X]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS (see instructions)  N/A

-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [_]
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION             New York

-----------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER          Disclaimed (See 11 below)
   SHARES
              ---------------------------------------------------------------
BENEFICIALLY   8  SHARED VOTING POWER        Disclaimed (See 11 below)
  OWNED BY
              ---------------------------------------------------------------
    EACH       9  SOLE DISPOSITIVE POWER     Disclaimed (See 11 below)
  REPORTING
              ---------------------------------------------------------------
 PERSON WITH  10  SHARED DISPOSITIVE POWER   Disclaimed (See 11 below)

-----------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Beneficial ownership of all shares is disclaimed by General Electric Company
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [_]
         EXCLUDES CERTAIN SHARES (see instructions)

-----------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (See 11 above)

-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see       CO
         instructions)

-----------------------------------------------------------------------------

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 13 of 18 Pages
---------------------------------            --------------------------------


      This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") by General Electric Capital Corporation, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., GE International Holdings Inc., GE CFE Luxembourg S.a r.l., GE CFE Luxembourg L.L.C, GE Capital CFE, Inc., GE Capital Equity Holdings, Inc., General Electric Capital Services, Inc., and General Electric Company on April 9, 2007, as amended by Amendment No. 1 thereto filed with the SEC on April 25, 2007 (as so amended, the "Schedule 13D"), relating to the common stock, par value HK$0.10 per share, of Asia Satellite Telecommunications Holdings Limited. Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Schedule 13D, the Scheme Document or the US Offer Document, dated May 25, 2007, that forms a part of the Schedule TO-T filed with the SEC on May 25, 2007 by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation (the "Schedule TO-T"), which Schedule TO-T and subsequent amendments thereto are filed herewith as Exhibits 99.11, 99.12 and 99.13, respectively.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

      The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

            The Offers were financed from the existing resources of CITIC Group and GECC.

Item 4.     Purpose of Transaction.
            -----------------------

      The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following.

            On June 26, 2007, AsiaCo Acquisition Ltd. (the "Offeror") and Asia Satellite Telecommunications Holdings Limited jointly issued a press release (the "Third Press Release"), announcing that, as at 4:00 p.m. on Tuesday, June 26, 2007 (Hong Kong time), and 4:00 a.m. on Tuesday, June 26, 2007 (New York time), being the last time for receiving acceptances under the Offers, the Offeror had received (i) valid acceptances under the Share Offer in respect of 19,345,825 shares of Common Stock, representing approximately 4.95% of AsiaSat's entire issued share capital; and (ii) valid acceptances under the US Share Offer in respect of 2,923,870 shares of Common Stock, representing approximately 0.75% of AsiaSat's entire issued share capital. This paragraph is qualified in its entirety by reference to the Third Press Release, which is attached hereto as
Exhibit 99.14 and is incorporated herein by reference.

            Prior to the Offers, the Offeror held no shares of Common Stock, although Bowenvale, a person presumed under the Takeovers Code to be acting in concert with the Offeror, beneficially owned in aggregate 268,905,000 shares of Common Stock, representing approximately 68.74% of AsiaSat's issued share capital. No shares of Common Stock have been acquired or agreed to be acquired during the Offer Period by the Offeror or any persons acting in concert with the Offeror otherwise than pursuant to the Offers.

            Taking into account the valid acceptances tendered under the Share Offer and the US Share Offer, the Offeror and persons acting in concert with it are interested in 291,174,695 shares of Common Stock, representing approximately

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 14 of 18 Pages
---------------------------------            --------------------------------


74.4% of AsiaSat's entire issued share capital as of the date of the Third Press Release.

            Following the close of the Offers, approximately 25.6% of the AsiaSat Shares are held by the public. If the number of holders of AsiaSat Shares resident in the United States falls below 300 or AsiaSat otherwise becomes eligible for de-registration under the Exchange Act, CITIC Group and GECC intend to cause the Company to file with the SEC to request that the Company's reporting obligations under the Exchange Act be terminated or suspended. In due course, it is expected that the maintenance of the ADS listing on the NYSE will be re-examined by AsiaSat and the Board, the outcome of which may be to terminate such listing.


Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      The response set forth in Item 5 of the Schedule 13D is hereby amended by adding to the end of Item 5(a) and Item 5(c) the following:

            (a) The GE Entities hold a 50% interest in the Offeror, which currently owns 22,269,695 shares of the Common Stock, representing approximately 5.7% of the issued and outstanding Common Stock.

            The Reporting Persons hereby disclaim beneficial ownership of 11,134,847 of the shares of Common Stock that are held by the Offeror, as being attributable to Able Star's beneficial ownership interest in the Offeror.

            (c) Other than the acquisition by the Offeror of 22,269,695 shares of Common Stock upon the closing of the Offers, no Reporting Person has effected any other transaction in the Common Stock during the past 60 days. To the Reporting Persons' knowledge, none of their respective directors or officers has effected any transactions in the Common Stock during the past 60 days.


Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

      Item 7 is hereby amended and supplemented by the addition of the following exhibits:

     99.11 Schedule TO-T filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated May 25, 2007.

     99.12 Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 14, 2007.

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 15 of 18 Pages
---------------------------------            --------------------------------


     99.13 Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 26, 2007.

     99.14 Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 16 of 18 Pages
---------------------------------            --------------------------------



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2007

                               GE PACIFIC-1 HOLDINGS, INC..


                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Managing Director, Chief Financial
                                   Officer and Treasurer


                               GE PACIFIC-2 HOLDINGS, INC.

                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Managing Director, Chief Financial
                                   Officer and Treasurer


                               GE PACIFIC-3 HOLDINGS, INC.

                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Managing Director, Chief Financial
                                   Officer and Treasurer


                               GE INTERNATIONAL HOLDINGS INC.

                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Managing Director, Chief Financial
                                   Officer and Treasurer


                               GE CFE LUXEMBOURG, S. A R.L.

                               By: /s/ Ronald J. Herman, Jr.
                                   --------------------------------
                                   Name: Ronald J. Herman, Jr.
                                   Title: Attorney-in-fact

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 17 of 18 Pages
---------------------------------            --------------------------------



                               GE CFE LUXEMBOURG HOLDINGS L.L.C.

                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Chief Financial Officer and
                                    Treasurer


                               GE CAPITAL CFE, INC.


                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Attorney-in-fact


                               GE CAPITAL EQUITY HOLDINGS, INC.

                               By: /s/ Frank Ertl.
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Managing Director, Chief Financial
                                   Officer and Treasurer


                               GENERAL ELECTRIC CAPITAL CORPORATION

                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Attorney-in-fact


                               GENERAL ELECTRIC CAPITAL SERVICES, INC.

                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Attorney-in-fact


                            GENERAL ELECTRIC COMPANY

                               By: /s/ Frank Ertl
                                   --------------------------------
                                   Name: Frank Ertl
                                   Title: Attorney-in-fact

---------------------------------            --------------------------------
CUSIP No.  763991-02-3               13D                  Page 18 of 18 Pages
---------------------------------            --------------------------------




                                                                    EXHIBIT 99.1



                                  EXHIBIT INDEX
                                  -------------
Exhibit No.
-----------

99.11 Schedule TO-T filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated May 25, 2007.

99.12 Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 14, 2007.

99.13 Schedule TO-T/A filed by Asia Satellite Telecommunications Holdings Limited, AsiaCo Acquisition Ltd., Able Star Associates Limited, GE Capital Equity Investments, Inc., Bowenvale Limited, CITIC Group, and General Electric Capital Corporation dated June 26, 2007.

99.14 Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007